

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Li Siu Lun Allan
Chief Executive Officer
Fenbo Holdings Ltd
Unit J, 19/F, World Tech Centre
95 How Ming Street
Kwun Tong, Hong Kong

> **Re: Fenbo Holdings Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 27, 2023**
> **File No. 333-274448**

Dear Li Siu Lun Allan:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 26, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1

Signatures , page II-4

1. We note your response to our previous comment and reissue. Please revise to identify each of your principal executive officer, principal financial officer and principal accounting officer or controller. If one individual serves in more than one capacity, please so indicate on the signatures page. Refer to Instructions 1 and 2 to Signatures of Form F-1.

   Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Celia Velletri